                                  EXHIBIT 22.2

         --------------------------------------------------------------


                            Citizen Community Bank's
                               1998 Annual Report

         CCB, Inc.
   Graphic logo omitted








                                                              1998 Annual Report

     Graphic omitted








                                 Graphic omitted





         Building

              Value

                  and a

                       Presence


                                                                 Graphic omitted

About Citizens Community Bancorp, Inc.

         Citizens Community Bancorp, Inc. ("Citizens") is a one-bank holding company, established on May 24, 1995. Citizens' two wholly-owned subsidiaries are Citizens Community Bank of Florida ("Citizens Bank") and Citizens Financial Corp. ("Citizens Financial"). Citizens Bank is a state-chartered commercial bank which provides traditional community banking services through its three full-service branch facilities strategically located in Marco Island and Naples, Florida. Citizens offers a broad range of retail and commercial banking services, including a variety of deposit accounts and loan products for consumers and businesses. Citizens Financial is a mortgage origination company operating in Southwest Florida. As part of its "customer first" pledge, Citizens offers a courier service to commercial account customers.

         At December 31, 1998, Citizens had $82.2 million in total consolidated assets and $17.2 million in stockholders' equity.

Common Stock Prices and Dividends

         Although there is no established public trading market for Citizens' common stock, the brokerage firm of A.G. Edwards & Sons, Inc., facilitates trades of Citizens' common stock in the over-the-counter market with other brokerage firms. The stock was originally offered and sold in a public offering in 1996 for $4.18 per share. The secondary offering was completed in 1998 at $7.50 per share. Citizens has never paid cash dividends. An 8% stock dividend was issued on January 19, 1999. Future dividends, if any, will be determined by the Board of Directors.

         As of March 5, 1999, Citizens has 722 holders of record of common stock.

Special Note Regarding Forward-Looking Statements

         This Annual Report contains certain forward-looking statements which represent management's expectations or beliefs, including, but not limited to, statements concerning the banking industry and the issuer's operations, performance, financial condition and growth. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "should," "can," "estimate," or "continue" or the negative of other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond management's control, and actual results may differ materially depending on a variety of important factors, including competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans, among other things.

Table of Contents

Financial Highlights .....................................................    1
Message to Shareholders ..................................................  2-3
Officers and Directors of Citizens .......................................    4
Officers and Directors of Citizens Bank ..................................    5
Selected Financial Data ..................................................    6
Management's Discussion and Analysis of
  Financial Condition and Results of Operations ..........................  7-19
Consolidated Financial Statements......................................... 20-37
Independent Auditors' Report .............................................   38
Corporate Information .....................................   Inside Back Cover

                              Financial Highlights

                   At December 31, or For the Year Then Ended
                (Dollars in thousands, except per share figures)

                Citizens Community Bancorp, Inc. and Subsidiaries


                                           1998         1997
                                           ----         ----
At Year End:

Assets ...............................   $ 82,226    $ 44,422
Loans, net ...........................     44,933      26,420
Securities ...........................      8,500       2,499
Deposits .............................     63,990      36,938
Stockholders' equity .................     17,225       6,771
Book value per share .................       4.99        3.99
Share outstanding (1) ................  3,455,039   1,697,354
Equity-to-assets ratio
Nonperforming
  assets-to-total assets ratio........      20.95%      15.24%
                                             NIL         NIL
For The Year:

Interest income ......................      4,129       2,523
Net earnings .........................        206         110
Basic earnings per share (1) .........        .08         .06
Diluted earning per share (1) ........        .08         .06
Return on average assets .............        .32%        .30%
Return on average equity .............       1.71%       1.72%
Average equity-to-average assets .....      18.91%      17.47%
Noninterest expenses to average assets       3.04%       3.45%

                                         Average Yield or Rate
                                            During the Year
                                                 Ended
                                              December 31,
                                              ------------

                                           1998         1997
                                           ----         ----
Yields and Rates:

Loan portfolio .......................       8.33%       9.32%
Securities ...........................       6.21        6.01
Other interest-earnings assets........       5.40        5.50
All interest-earnings assets .........       7.36        8.04
Total deposits .......................       4.36        4.54
Interest-rate spread (2) .............       3.00        3.50
Net interest margin (3) ..............       3.78        4.20
                                         ----

(1) All share amounts reflect the 2-for-1 stock split effective December 15, 1997 and the 8% stock dividend to stockholders of record on December 31, 1998.

(2) Average yield on all interest-earning assets less average rate paid on all interest-bearing liabilities.

(3)      Net interest income dividend by average interest-earning assets.



                                   "Community"
                               is our Middle Name

                             MESSAGE TO SHAREHOLDERS



Graphic of
Richard Storm,
Jr.
Chairman of the
Board, President
and Chief
Executive Officer
Omitted

   Richard Storm, Jr.
   Chairman, Chief Executive
   Officer and President

   The year 1998 represents the second full year of operations of Citizens Community Bancorp, Inc. and Citizens Community Bank. Our focus for the past year has been to continue to expand our loan and deposit base to achieve levels which will produce certain economies of scale. Our significant accomplishments for 1998 included continued strong growth in deposits and loans, the raising of additional capital in our second offering to fund our future growth and the opening of our third branch. We were also pleased to pay shareholders an 8% stock dividend.


Financial Review

         Earnings - Net income for 1998 was $205,854, which is 87% higher than our income for 1997. On a per share basis, our earnings were $.08 per share for 1998 compared to $.06 per share for the prior year. The per share growth in earnings was smaller than the absolute dollar growth due primarily to the additional shares outstanding as a result of the stock sale we completed during the summer of 1998. The per share earnings have also been adjusted to reflect the 2-for-1 stock split which was effective December 1997 and the 8% stock dividend which was granted in December 1998.

         Growth - For the year ended December 31, 1998, the Company had $82.2 million in total consolidated assets. Total deposits reached $63.9 million, up $27.1 million or 73% from the end of the prior year. Similarly, loans were $44.9 million at December 31, 1998, reflecting a growth of $18.5 million or 70% from the prior year end. The growth in deposits and loans, coupled with our key customer products, are important factors in building our core earnings. As we enter 1999, both deposits and, in particular, loan growth will continue to be our primary focus for improved profitability.

         Stockholders' equity significantly increased in 1998 from $10.5 million to $17.2 million at year end. The increase was primarily from the sale of the additional shares of stock and the exercise of the warrants which expired in June of 1998. The additional capital provides us with the leverage and strength to grow with internally generated customer relationships and through potential acquisitions of other financial service institutions as opportunities become available.

         In September 1998 we opened our third office at 2375 Tamiami Trail North, which we refer to as our "Moorings Office". We continue to look for opportunities to acquire or build branch sites that will expand our future customer base and franchise value.

         Personnel - Over the past year, our full-time and part-time employees increased from 19 and 6, respectively, at December 31, 1997 to 36 and 8, respectively, at the end of 1998. We have continued to build the executive management team with the addition of three new members. Jeffrey Merwin joined the bank as Executive Vice President and Chief Operating Officer in August 1998. Jeff has ten years banking experience in South Florida and is responsible for our branch and deposit operations.

        James Schaffer joined our team in October 1998, as Senior Vice President and Senior Lender. Jim's 20 years of experience in commercial and real estate lending will be instrumental in our plans to expand our loan production in the local commercial real estate market.

        In March 1999, Gregory Smith joined the Company as Senior Vice President and Chief Financial Officer of Citizens Community Bancorp, Inc. and Senior Vice President and Cashier of Citizens Community Bank. Greg is a certified public accountant with 24 years of experience, most of which was in financial institutions in the South Florida area. His prior merger and acquisition experience will be an asset to us in of our future growth plans.

Our Strategy

         As we continue to face the challenges of growth and building earnings into 1999, we have also dedicated significant resources and attention to the issue of the year 2000 ("Y2K") computer problem. Your management team and board of directors have placed a high priority on insuring that all of the essential functions of the Citizens Community Bank are compliant with the challenge and certainty we all face with the arrival of the new millennium. We have made significant progress and are confident that we are prepared to face this challenge. We also need your help and support as shareholders and customers! All businesses and individuals need to be prepared since some temporary disruptions are likely. It is essential, however, that we do not overreact and cause a problem that would otherwise be resolved without major disruptions.

         Our foundation is stronger, our growth is continuing and new opportunities are at hand. The community focus of our products, services, staff, and directors are the cornerstone of our Company. More customers each day turn away from the large, distant, and impersonal regional banks where customer service is a thing of the past.

         "Community" is our middle name! Our deposit products are extensive and include the "Money Phone" telephone access to the deposit accounts and our well-received courier service. For our loan customers, we have an experienced staff to offer flexible structuring and fast approvals through either the Citizens Community Bank or Citizens Financial Corporation, our mortgage brokerage subsidiary specializing in commercial credits.

         Please check our website at www.ccbank.com for copies of press releases, updated stock price quotes and more. You may also find our link to snap.com, a useful tool for monitoring your stock portfolio. We welcome your e-mail questions or suggestions to help us serve you better.

         We appreciate your continued support of our progress toward building your future shareholder value.


                             /s/ Richard Storm, Jr.
                                 Richard Storm, Jr.
                                 Chairman of the Board
                                 President and Chief Executive Officer

Citizens Community Bancorp, Inc.


Standing left to right:

John G. Wolf
Stephen A. McLaughlin                             Graphic omitted
Louis J. Smith
Dennis J. Lynch


Sitting left to right:

Diane M. Beyer
Bruce G. Fedor (Officer)
Richard Storm, Jr.
James S. Hagedorn
Joel M. Cox, Sr.



            DIRECTORS                                  OFFICERS
            ---------                                  --------
Diane M. Beyer                                     Diane M. Beyer
Human Resource Consultant                          Assistant Secretary

Joel M. Cox, Sr.                                   Robert J. David
V.P. - Cox Insurance Agency, Inc.                  Senior V.P.

Thomas B. Garrison                                 Bruce G. Fedor
Information Systems Consultant                     V.P./General Counsel and Secretary

James S. Hagedorn                                  Martina L. Hayward
Vice Chairman of the Board - Citizens              Assistant V.P./Administration
President - Waterside Development Corporation
                                                   Stephen A. McLaughlin
Dennis J. Lynch                                    Treasurer
President - Dennis J. Lynch and Associates
                                                   Michael A. Micallef, Jr.
Stephen A. McLaughlin                              Vice President
Senior V.P./Treasurer - Citizens
                                                   Gregory E. Smith
Louis J. Smith                                     Senior V.P./Chief Financial Officer
Owner - Pat's Hallmark Shop
                                                   Richard Storm, Jr.
Richard Storm, Jr.                                 Chairman of the Board/President &
Chairman of the Board/President &                  Chief Executive Officer
Chief Executive Officer - Citizens
President - Loanstar Capital, Inc.
President - Deer Run Properties, Inc.

John G. Wolf
Dentist

Citizens Community Bank of Florida


Standing left to right:

Richard Storm, Jr.
Michael A. Micallef, Jr.                     Graphic omitted
Robert A. Marks


Sitting left to right:

Jamie B. Greusel
Amos D. Watson
Gerald F. Warnken
Diane M. Beyer
James S. Hagedorn
Joel M. Cox, Sr.


               DIRECTORS                                                           OFFICERS
               ---------                                                           --------

Diane M. Beyer                                          Jenni R. Davis                             Nancy A. Obrochta
Human Resource Consultant                               V.P./Branch Manager-Moorings               Assistant V.P./Loan Operations
                                                                                                   Manager
Joel M. Cox, Sr.                                        Bruce G. Fedor
V.P. - Cox Insurance Agency, Inc.                       Vice President                             Patricia V. Paris
                                                                                                   V.P./Branch Manager-East
Jamie B. Greusel                                        David E. Klein                             Trail
Attorney                                                Senior V.P. and Lending Officer
                                                                                                   Melissa R. Prickett
James S. Hagedorn                                       Jeffrey L. Merwin                          Assistant V.P./HR
President - Waterside Development                       Executive V.P./Chief Operating             Director/Marketing
Corporation                                             Officer/Compliance Officer                 Coordinator/Trainer
                                                        (Operations)
Robert A. Marks                                                                                    James F. Schaffer
V.P. Chairman of the Board - Citizens Bank              Michael A. Micallef, Jr.                   Senior V.P./Sr. Lender
Retired-Regional Manager                                President and CEO
Metropolitan Life Insurance Co.                                                                    Kim A. Shows
                                                        Jeffrey L. Miller                          Head Bookkeeper/Operations
Michael A. Micallef, Jr.                                Assistant V.P./Loan Officer                Officer
President and CEO  - Citizens Bank
                                                        Diana M. Newell                            Gregory E. Smith
Richard Storm, Jr.                                      V.P./Branch Manager-Marco                  Senior V.P./Cashier
Chairman of the Board - Citizens Bank
President - Loanstar Capital, Inc.
President - Deer Run Properties, Inc.

Gerald F. Warnken
President - Caldwell Banker, McFadden &
Spowls

Amos D. Watson
Real Estate Developer/Investor

                             SELECTED FINANCIAL DATA

                   At December 31, or for the Year then Ended
                (Dollars in thousands, except per share figures)



                                                                                    1998          1997         1996
                                                                                    ----          ----         ----
At Year End:
Cash and cash equivalents.....................................................    $ 24,663       12,211       8,042
Securities....................................................................       8,500        2,499       2,240
Loans, net....................................................................      44,933       26,420      12,116
All other assets..............................................................       4,130        3,292       2,630
                                                                                    ------      -------      ------

         Total assets.........................................................    $ 82,226       44,422      25,028
                                                                                    ======       ======      ======

Deposit accounts..............................................................      63,990       36,938      17,885
All other liabilities.........................................................       1,011          713       1,179
Stockholders' equity..........................................................      17,225        6,771       5,964
                                                                                    ------       ------      ------

         Total liabilities and stockholders' equity...........................    $ 82,226       44,422      25,028
                                                                                    ======       ======      ======

For the Year:

Total interest income.........................................................       4,129        2,523         740
Total interest expense........................................................       2,009        1,208         283
                                                                                    ------       ------     -------

Net interest income...........................................................       2,120        1,315         457
Provision for loan losses.....................................................         162          153         145
                                                                                   -------      -------     -------

Net interest income after provision for loan losses...........................       1,958        1,162         312
                                                                                    ------       ------     -------

Noninterest income............................................................         341          273          70
Noninterest expenses..........................................................       1,935        1,260         915
                                                                                    ------       ------     -------

Earnings (loss) before income tax credit......................................         364          175        (533)
Income taxes (benefit)........................................................         158           65        (191)
                                                                                    ------      -------     -------

Net earnings (loss)...........................................................    $    206          110        (342)
                                                                                    ======       ======     =======

Basic earnings (loss) per share (1)...........................................   $     .08          .06        (.22)
                                                                                   =======       ======     =======

Diluted earnings (loss) per share (1).........................................         .08          .06        (.22)
                                                                                   =======       ======     =======

Ratios and Other Data:

Return on average assets......................................................         .32%         .30%     (2.71%)
Return on average equity......................................................        1.71%        1.72%    (10.35%)
Average equity to average assets..............................................       18.91%       17.47%      26.16%
Interest-rate spread during the period........................................        3.00%        3.50%       2.33%
Net yield on average interest-earning assets..................................        7.36%        8.04%       6.61%
Noninterest expenses to average assets........................................        3.04%        3.45%       7.24%
Ratio of average interest-earning assets to average
         interest-bearing liabilities.........................................        1.22         1.18        1.69
Nonperforming loans and foreclosed real estate as a percentage of
         total assets at end of year..........................................         NIL          NIL         NIL
Allowance for credit losses as a percentage
         of total loans at end of year........................................        1.02%        1.12%       1.18%
Total number of banking offices...............................................           3            2           1
Total shares outstanding at end of year (1)...................................   3,455,039    1,697,354   1,528,438
Book value per share at end of year...........................................      $ 4.99         3.99        3.91

----------------------------------

(1) Share amounts reflect the two-for-one stock split effective December 15, 1997 and the 8% stock dividend to stockholders of record on December 31, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                     General

Citizens Community Bancorp, Inc. ("Citizens") owns 100% of the outstanding common stock of Citizens Community Bank (the "Citizens Bank") and Citizens Financial Corp. ("Citizens Financial") and Citizens Mortgage Corporation
(currently inactive) (Collectively the entities are referred to as the "Company"). Citizens was organized simultaneously with Citizens Bank and its primary business is the ownership and operation of Citizens Bank and Citizens Financial. Citizens Bank is a Florida state-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation. Citizens Bank opened for business on March 8, 1996, and provides community banking services, through three banking offices, to businesses and individuals in Collier County, Florida. Citizens Financial was formed and commenced business as a mortgage broker in 1997.

                         Liquidity and Capital Resources

A state-chartered commercial bank is required under Florida Law and FDIC regulations to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts subject to certain restrictions. The reserve may consist of cash-on-hand, demand deposits due from correspondent banks, and other investments and short-term marketable securities.

The Company's primary source of cash during the year ended December 31, 1998 was from net deposit inflows of $27.1 million and the sale of common stock of $10.2 million. Cash was used primarily to originate loans and purchase securities. At December 31, 1998, the Company had outstanding commitments to originate loans totaling $9.1 million, commitments to borrowers for available lines of credit totaling $6.7 million and time deposits maturing in the next year of $13.6 million. At December 31, 1998, Citizens Bank exceeded its regulatory liquidity requirements.

                           Regulation and Legislation

As a state-chartered commercial bank, Citizens Bank is subject to extensive regulation by the Florida Department of Banking and Finance ("Florida DBF") and the Federal Deposit Insurance Corporation ("FDIC"). Citizens Bank files reports with the Florida DBF and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida DBF and the FDIC to monitor Citizens Bank's compliance with the various regulatory requirements. Citizens and Citizens Bank are also subject to regulation and examination by the Federal Reserve Board of Governors.

                              Year 2000 Compliance

We are acutely aware of the many areas affected by the Year 2000 computer issue, as addressed by the Federal Financial Institutions Examination Council ("FFIEC") in its interagency statement which provided an outline for institutions to effectively manage the Year 2000 challenges. A Year 2000 plan has been approved by the Board of Directors which includes multiple phases, tasks to be completed, and target dates for completion. Issues addressed therein include awareness, assessment, renovation, validation, implementation, testing, and contingency planning. See note 14 to the consolidated financial statements for more detailed information.

                                   Credit Risk

Our primary business is providing deposit related services and making real estate secured commercial, business and consumer loans. The lending activities entail potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond our control. We have instituted underwriting guidelines and credit review procedures to protect the Company from avoidable credit losses, some losses will inevitably occur. At December 31, 1998 and 1997, the Company had no nonperforming assets or loans which were delinquent 90 days or more or were nonperforming.

The following table presents information regarding total allowance for losses as well as the allocation of such amounts to the various categories of loans (dollars in thousands):

                                                                                                  At December 31,
                                                                                      1998                  1997
                                                                              ---------------------------------------
                                                                                          Loans                 Loans
                                                                                           To                    To
                                                                                          Total                 Total
                                                                              Amount      Loans      Amount     Loans
                                                                              ------      -----      ------     -----

               Commercial real estate loans............................        $ 315         48%     $   94        35%
               Residential real estate loans...........................           51         32          42        27
               Commercial loans........................................           68         11         117        29
               Consumer loans..........................................           19          9          45         9
                                                                                 ---       ----        ----      ----

               Total allowance for loan losses.........................        $ 453        100%      $ 298       100%
                                                                                 ===        ===         ===       ===

               Allowance for credit losses as a percentage
                  of the total loans outstanding.......................         1.02%                            1.12%
                                                                                ====                             ====

                           Loan Portfolio Composition

Commercial real estate loans and land loans comprise the largest group of loans in our portfolio amounting to approximately $21.8 million, or 48% of the total loan portfolio as of December 31, 1998. Commercial real estate loans consist of approximately $19.4 million of loans secured by nonresidential property and approximately $2.4 million of loans secured by undeveloped land.

Residential real estate loans comprise the second largest group of loans in our loan portfolio, amounting to $14.6 million or 32% of the total loan portfolio as of December 31, 1998, of which approximately 98% are first mortgage loans. As of December 31, 1998, consumer loans and savings account loans, amounted to $3.8 million or 9% of the total loan portfolio.

The following table sets forth the loan portfolio composition:

                                                                                           At December 31,
                                                                                     1998                  1997
                                                                               --------------------------------------
                                                                                           % of                  % of
                                                                               Amount      Total    Amount      Total
                                                                               ------      -----    ------      -----
                                                                                                (In thousands)

         Commercial real estate........................................      $ 21,820         48%  $  9,423        35%
         Residential real estate.......................................        14,571         32      7,261        27
         Commercial....................................................         4,994         11      7,710        29
         Consumer......................................................         3,827          9      2,261         9
                                                                              -------       ----     ------     -----

                                                                               45,212        100%    26,655       100%
                                                                                             ===                  ===

         Add (subtract):
           Deferred costs (fees), net..................................           174                    63
           Allowance for loans losses..................................          (453)                 (298)
                                                                             --------               -------

         Loans, net....................................................      $ 44,933              $ 26,420
                                                                               ======                ======


                                   Securities

The securities portfolio is comprised primarily of U.S. Government agency securities. According to Financial Accounting Standards No. 115, the securities portfolio must be categorized as either "held to maturity", "available for sale" or "trading". Securities held to maturity represent those securities which the Company has the positive intent and ability to hold to maturity. These securities are carried at amortized cost and were comprised of U.S. Government agency securities at December 31, 1998. Securities available for sale represent those investments which may be sold for various reasons including changes in interest rates and liquidity considerations. These securities are reported at fair market value with unrealized gains and losses being reported as a separate component of stockholders equity, net of income taxes. Trading securities are held primarily for resale and are recorded at their fair values. Unrealized gains or losses on trading securities are included immediately in earnings. At December 31, 1998 and 1997, the Company had no securities categorized as available for sale or trading.

The following table sets forth the carrying value of the Company's securities portfolio:

                                                                                                     At December 31,
                                                                                                   1998          1997
                                                                                                   ----          ----
                                                                                                     (In thousands)
     Securities held to maturity:
         U.S. Treasury securities.........................................................   $     -              250
         U.S. Government agency securities................................................        8,500         2,249
                                                                                                  -----         -----

                                                                                                $ 8,500         2,499
                                                                                                  =====         =====

The following table sets forth, by maturity distribution, certain information pertaining to the securities held to maturity portfolio (dollars in thousands):

                                                                           After One Year
                                                        One Year or Less    to Five Years               Total
                                                        ----------------    -------------               -----
                                               Carrying      Average    Carrying     Average     Carrying     Average
                                                Value         Yield      Value        Yield       Value        Yield
                                                -----         -----      -----        -----       -----        -----
December 31, 1998:
     U.S. Government
         agency securities..................      $ -          -  %        $ 8,500    5.17%        $ 8,500     5.17%
                                                 ======      =====           =====    ====           =====     ====

December 31, 1997:
     U.S. Treasury securities...............      $ 250       6.04%      $    -       -   %       $    250     6.04%
     U.S. Government
         agency securities..................        749       5.80           1,500    6.00           2,249     5.93
                                                    ---                      -----                   -----

     Total..................................      $ 999       5.86%        $ 1,500    6.00%        $ 2,499     5.94%
                                                    ===       ====           =====    ====           =====     ====

                         Regulatory Capital Requirements

All Banks are required to meet certain minimum regulatory capital requirements. These capital requirements are intended to promote safety and soundness in the banking industry and the requirement provide limits to the amount of assets a bank may have in light of its capital structure.

Quantitative measures established by regulation to ensure capital adequacy require Citizens Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 1998, Citizens Bank meet all capital adequacy requirements as set forth below:

                                                                                                     To Be Well
                                                                                                     Capitalized
                                                                        Minimum                     for Purposes
                                                                       For Capital                 of Prompt and
                                                Actual              Adequacy Purposes:          Corrective Action:
                                                ------              ------------------          ------------------
                                       Amount            %          Amount          %           Amount            %
                                       ------            -          ------          -           ------            -
                                                                          (Dollars in thousands)
     As of December 31, 1998:
         Total Capital (to Risk-
         Weighted Assets)........... $ 6,808           15.34%      $ 3,551          8.00%       $ 4,439          10.0%
         Tier I Capital (to Risk-
         Weighted Assets)...........   6,375           14.36         1,776          4.00          2,663          6.00
         Tier I Capital
         (to Average Assets)........   6,375           10.36         2,461          4.00          3,077          5.00

     As of December 31, 1997:
         Total Capital (to Risk-
         Weighted Assets)........... $ 4,643           17.67%      $ 2,102          8.00%       $ 2,627         10.00%
         Tier I Capital (to Risk-
         Weighted Assets)...........   4,354           16.57         1,051          4.00          1,576          6.00
         Tier I Capital
         (to Average Assets)........   4,354           10.67         1,633          4.00          2,041          5.00

                                   Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Company's market risk arises primarily from interest-rate risk inherent in its lending and deposit-taking activities. To that end, management actively monitors and manages its interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 6 of Notes to Consolidated Financial Statements.

Our primary objective in managing interest-rate risk is to maximize earnings and minimize the potential adverse impact of changes in interest rates on Citizens Bank's net interest income and capital, while adjusting the Company's asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to manage interest rate risk. However, a sudden and substantial increase in interest rates may adversely impact our earnings, to the extent that the interest earning assets and interest-bearing liabilities do not change at the same speed, to the same extent, or on the same basis. We do not engage in securities trading activities.

                           Asset - Liability Structure

As part of its asset and liability management, the Company has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing the Company's asset and liability mix and to improve earnings. We believe that these processes and procedures provide the Company with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest- rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed by dividing rate sensitive assets by interest rate sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would generally result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, we monitor asset and liability management policies to better match the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term securities).

The following table sets forth certain information relating to our interest-earning assets and interest-bearing liabilities at December 31, 1998 that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

                                                                 More
                                                                 Than         More
                                                                 Three      Than Six     More
                                                                 Months      Months    Than One
                                                      Three      to Six      to One     Year to     More Than
                                                     Months      Months       Year     Five Years   Five Years  Total
                                                     ------      ------       ----     ----------   ----------  -----
Mortgage, commercial and consumer loans (1):
    Variable rate ..................               $ 13,916          736          754        8,648         581      24,635
    Fixed rate .....................                    742          635          605       16,530       2,065      20,577
                                                   --------     --------     --------     --------    --------    --------

         Total loans ...............                 14,658        1,371        1,359       25,178       2,646      45,212

Federal funds sold and securities
    purchased under agreements
    to resell ......................                 19,181         --           --           --          --        19,181
Securities (2) .....................                   --           --           --          8,500        --         8,500
                                                   --------     --------     --------     --------    --------    --------

         Total rate-sensitive assets                 33,839        1,371        1,359       33,678       2,646      72,893
                                                   --------     --------     --------     --------    --------    --------

Deposit accounts (3):
    NOW deposits ...................                 25,073         --           --           --          --        25,073
    Money-market deposits ..........                  4,011         --           --           --          --         4,011
    Savings deposits ...............                  8,235         --           --           --          --         8,235
    Time deposit ...................                  2,676        2,374        8,538        6,718        --        20,306
                                                   --------     --------     --------     --------    --------    --------

         Total rate-sensitive
             liabilities ...........                 39,995        2,374        8,538        6,718        --        57,625
                                                   ========     ========     ========     ========    ========    ========

GAP repricing differences ..........               $ (6,156)      (1,003)      (7,179)      26,960       2,646      15,268
                                                   ========     ========     ========     ========    ========    ========

Cumulative GAP .....................                 (6,156)      (7,159)     (14,338)      12,622      15,268
                                                   ========     ========     ========     ========    ========

Cumulative GAP/total assets ........                  (7.49%)      (8.71%)     (17.44%)       15.35%      18.57%
                                                   ========     ========     ========      ========    ========



(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.

(2)      Securities are scheduled through the maturity dates.

(3)      Money-market,   NOW,  and  savings   deposits  are  regarded  as  ready
         accessible withdrawable accounts. Time deposits are scheduled through the maturity dates.

The following table reflects the contractual principal repayments by period of the Company's loan portfolio at December 31, 1998 (in thousands):

                                               Commercial
                                                  Real                      Residential
         Years Ending                            Estate       Commercial      Mortgage      Consumer
         December 31,                             Loans         Loans          Loans          Loans             Total
         ------------                             -----         -----          -----          -----             -----
           1999.............................    $ 3,570         2,161            183            227             6,141
           2000.............................      1,975           627            969            124             3,695
           2001.............................      6,168           212            620            286             7,286
           2002-2003........................      7,132         1,197            361            205             8,895
           2004-2005........................      1,007          -               -             -                1,007
           2006 and beyond..................      1,969           797         12,438          2,984            18,188
                                                 ------         -----         ------          -----            ------

           Total............................   $ 21,821         4,994         14,571          3,826            45,212
                                                 ======         =====         ======          =====            ======

Of the $39.1 million of loans due after 1999, 67% of such loans have fixed interest rates and 33% have adjustable interest rates.

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give the Company the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage loan rates.

Origination, Sale and Repayment of Loans. We generally originate loans on real estate located in our primary geographical lending area in Southwest Florida. Residential mortgage loan originations are generated from depositors, other existing customers, advertising and referrals from real estate brokers and developers. The Company's residential mortgage loans generally are originated to ensure compliance with documentation and underwriting standards which permit their sale to the Federal National Mortgage Association ("Fannie Mae") and other investors in the secondary market.

To a limited extent, engaged in the sale of whole loans. The sale of fixed-rate and variable loans have been utilized to provide liquidity and funding sources for higher yielding loans.

The following table sets forth total loans originated, repaid and sold:


                                                                                               Year Ended December 31,
                                                                                               -----------------------
                                                                                               1998              1997
                                                                                               ----              ----
                                                                                                     (In thousands)
      Originations:
         Commercial loans................................................................    $  2,964              756
         Commercial real estate loans....................................................      11,798            9,426
         Residential mortgage loans......................................................      10,785           13,897
         Consumer loans..................................................................       2,800            2,888
                                                                                               ------           ------

             Total loans originated......................................................      28,347           26,967

      Principal reductions...............................................................       9,225            7,887
      Loans sold.........................................................................         565            4,687
                                                                                              -------           ------

      Increase in total loans............................................................    $ 18,557           14,393
                                                                                               ======           ======

Deposits and Other Sources of Funds

General. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments, loan sales, and securities sold under agreements to repurchase. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and money-market conditions. Borrowings may be used on a short-term basis to compensate for reductions in other sources, such as deposits at less than projected levels and are also used to fund the origination of mortgage loans designated to be sold in the secondary markets.

Deposits. Deposits are attracted principally from our primary geographic market areas in Collier County, Florida. We offer a broad selection of deposit instruments including demand deposit accounts, NOW accounts, money- market accounts, regular savings accounts, term certificate accounts and retirement savings plans (such as IRA accounts). Certificate of deposit rates are set to encourage longer maturities as cost and market conditions will allow. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate. Deposit interest rates we set weekly based on a review of deposit flows for the previous week, a survey of rates among competitors and other financial institutions in Florida. Commercial banking relationships are emphasized in an effort to increase demand deposits as a percentage of total deposits. We provide a courier service to better serve its business customers.

The following table shows the distribution of, and certain other information relating to deposit accounts by type (dollars in thousands):

                                                                                    At December 31,
                                                                   ---------------------------------------------------
                                                                           1998                       1997
                                                                           ----                       ----
                                                                                 % of                         % of
                                                                   Amount       Deposits       Amount        Deposits
                                                                   ------       --------       ------        --------
         Noninterest-bearing demand deposits..................  $    6,365          9.95%       $   3,153         8.54%
         NOW deposits.........................................      25,073         39.18           15,462        41.86
         Money-market deposits................................       4,011          6.27            1,302         3.52
         Savings deposits.....................................       8,235         12.87              839         2.27
                                                                   -------        ------         --------       ------

                  Subtotal....................................      43,684         68.27           20,756        56.19
                                                                    ------        ------           ------       ------

         Time deposits:
                  2.00% - 3.99%...............................         265           .41             -            -
                  4.00% - 4.99%...............................       3,093          4.83            1,101         2.98
                  5.00% - 5.99%...............................      11,952         18.68            8,221        22.26
                  6.00% - 6.99%...............................       4,996          7.81            6,860        18.57
                                                                   -------       -------           ------       ------

         Total time deposits (1)..............................      20,306         31.73           16,182        43.81
                                                                    ------        ------           ------       ------

         Total deposit........................................    $ 63,990        100.00%        $ 36,938       100.00%
                                                                    ======        ======           ======       ======

------------------------


(1) Includes individual retirement accounts ("IRAs") totaling $1,514,387 and $611,000 at December 31, 1998 and 1997, all of which are in the form of time deposits.

Jumbo time deposits ($100,000 and over) mature as follows (in thousands):

                                                                                                      At December 31,
                                                                                                      ---------------
                                                                                                      1998        1997
                                                                                                      ----        ----

         Due three months or less...........................................................       $   825         872
         Due over three months to six months................................................           409         411
         Due over six months to one year....................................................         2,399       1,831
         Due over one year..................................................................         1,809         905
                                                                                                     -----      ------

                                                                                                   $ 5,442       4,019
                                                                                                     =====       =====

                              Results of Operations

Our operating results depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest-rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. In addition, our net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of our noninterest income, and noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

The following table sets forth, for the periods indicated, information regarding
(i) the total dollar amount of interest and dividend income from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest rate spread;
(v) net interest margin; and (vi) the ratio of average interest-earning assets to average interest-bearing liabilities. Average balances are based on average daily balances (dollars in thousands).

                                                 1998                         1997                         1996
                                  -----------------------------------------------------------------------------------------
                                              Interest  Average             Interest  Average             Interest  Average
                                  Average        and     Yield/   Average     and      Yield/   Average    and       Yield/
                                  Balance    Dividends   Rate     Balance  Dividends     Rate   Balance  Dividends     Rate
                                  -------    ---------   ----     -------  ---------     ----   -------  ---------     ----
Interest-earning assets:
     Loans.......................  $ 35,329      2,944    8.33% $  20,537      1,914    9.32%   $ 3,842        323    8.39%
     Securities..................     7,670        476    6.21      2,346        141    6.01      2,052        119    5.78
     Other interest-earning
         assets (1)..............    13,131        709    5.40      8,516        468    5.50      5,306        298    5.62
                                     ------     ------    ----    -------      -----             ------        ---    ----

         Total interest-earning
           assets................    56,130      4,129    7.36     31,399      2,523    8.04     11,200        740    6.61
                                                 -----                         -----                           ---

Noninterest-earning assets.......     7,420                         5,157                         1,443
                                   --------                        ------                        ------

         Total assets............  $ 63,550                      $ 36,556                      $ 12,643
                                     ======                        ======                        ======

Interest-bearing liabilities:
     Demand, money-market and
         NOW deposits............    24,316        827    3.40     14,195        517    3.64      4,087        148    3.62
     Savings.....................     2,432         85    3.50        573         17    3.01        163          5    2.99
     Time deposits...............    19,302      1,097    5.68     11,704        664    5.67      2,296        124    5.39
     Other.......................    -           -         -          125         10    8.00         66          6    9.42
                                    -------   --------            -------     ------           --------      -----

         Total interest-bearing
           liabilities...........    46,050      2,009    4.36     26,597      1,208    4.54      6,612        283    4.28
                                                 -----                         -----                           ---

Noninterest-bearing liabilities..     5,484                         3,571                         2,724
Stockholders' equity.............    12,016                         6,388                         3,307
                                     ------                        ------                        ------

         Total liabilities and
           stockholders' equity..  $ 63,550                      $ 36,556                      $ 12,643
                                     ======                        ======                        ======

Net interest/dividend income.....            $ 2,120                       $ 1,315                         $ 457
                                               =====                         =====                           ===

Interest-rate spread (2).........                         3.00%                         3.50%                         2.33%
                                                          ====                          ====                          ====

Net interest margin (3)..........                         3.78%                         4.20%                         4.08%
                                                          ====                          ====                          ====

Ratio of average interest-earning
     assets to average interest-
     bearing liabilities.........      1.22                          1.18               1.69
                                       ====                          ====               ====

(1)      Includes interest-bearing deposits and federal funds sold.
(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net interest margin is net interest income divided by average interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

                                                                                         Year Ended December 31,
                                                                                              1998 vs. 1997
                                                                                       --------------------------
                                                                                       Increase (Decrease) Due to
                                                                                       --------------------------
                                                                                                      Rate/
                                                                                  Rate    Volume     Volume     Total
                                                                                  ----    ------     ------     -----
                                                                                              (In thousands)
Interest earning assets:
    Loans....................................................................    $(203)     1,379      (146)    1,030
    Securities...............................................................        5        320        10       335
    Other interest-earning assets............................................       (9)       254        (4)      241
                                                                                  ----     ------      ----     -----

      Total..................................................................     (207)     1,953      (140)    1,606
                                                                                   ---      -----       ---     -----

Interest-bearing liabilities:
    Deposits:
      Demand, money-market and NOW deposits..................................      (34)       368       (24)      310
      Savings................................................................        3         56         9        68
      Time deposits..........................................................        1        430         2       433
      Other..................................................................      -          (10)      -         (10)
                                                                                 -----      -----     -----    ------

      Total..................................................................      (30)       844       (13)      801
                                                                                   ---      -----       ---     -----

Net change in net interest income............................................    $(177)     1,109      (127)      805
                                                                                   ===      =====       ===     =====

                                                                                          Year Ended December 31,
                                                                                              1997 vs. 1996
                                                                                       --------------------------
                                                                                       Increase (Decrease) Due to
                                                                                       --------------------------
                                                                                                      Rate/
                                                                                  Rate     Volume    Volume     Total
                                                                                                 (In thousands)
Interest earning assets:
    Loans....................................................................     $ 35      1,401       155     1,591
    Securities...............................................................        5         17       -          22
    Other interest-earning assets............................................       (6)       180        (4)      170
                                                                                   ---      -----      ----     -----

      Total..................................................................       34      1,598       151     1,783
                                                                                    --      -----       ---     -----

Interest-bearing liabilities:
    Deposits:
      Demand, money-market and NOW deposits..................................        1        366         2       369
      Savings................................................................       -          12       -          12
      Time deposits..........................................................        7        507        26       540
      Other..................................................................       (1)         6        (1)        4
                                                                                   ---     ------       ---   -------

      Total..................................................................        7        891        27       925
                                                                                   ---      -----       ---    ------

Net change in net interest income............................................     $ 27        707       124       858
                                                                                    ==     ======       ===    ======

Comparison of Years Ended December 31, 1998 and 1997


    General. Net earnings for the year ended December 31, 1998 were $205,854 or $.08 per basic and diluted share compared to net earnings $109,506 or $.06 per basic and diluted share for the year ended December 31, 1997. This improvement in net operating results was primarily due to an increase in net interest income and noninterest income, partially offset by an increase in noninterest expenses, all as a result of growth of the Company.

    Interest Income and Expense. Interest income increased by $1.6 million from $2.5 million for the year ended December 31, 1997 to $4.1 million for the year ended December 31, 1998. Interest income on loans increased to $2.9 million from $1.9 million due an increase in the average loan portfolio balance for the year ended December 31, 1998, partially offset by a decrease in the weighted-average yield to 8.33% for 1998 from 9.32% for 1997. Interest on securities increased to $.5 million due to an increase in the average securities balance in 1998, as well as an increase in the average yield from 6.01% in 1997 to 6.21% in 1998. Interest on other interest-earning assets increased to $.7 million primarily due to an increase in average other interest-earning assets only partially offset by a decrease in the weighted-average yield earned on those assets.

      Interest expense increased to $2.0 million in 1998 from $1.2 million in 1997. Interest expense increased due to the growth in average deposits in 1998, partially offset by a decrease in the weighted-average rate paid on deposits.

    Provision for Loan Losses. The provision for loan losses was charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Company, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to market areas, and other factors related to the collectibility of the Company's loan portfolio. Management believes that the allowance for loan losses of $453,211 is adequate at December 31, 1998.

    Noninterest Income. Noninterest income increased from $273,102 in 1997 to $341,397 in 1998 primarily due to higher service charges on deposit accounts in 1998 compared to 1997.

    Noninterest Expense. Total noninterest expense increased to $1.9 million for the year ended December 31, 1998 compared to $1.3 million in 1997, primarily due to increases in employee compensation and benefits and occupancy and equipment expense resulting from the opening of additional offices in 1997 and 1998. All other operating expenses also increased primarily due to the overall growth of the Company.

    Income Taxes. The income tax provision was $157,893 (an effective rate of 43.4%) for 1998 compared to a $66,000 (an effective rate of 37.6%) for 1997.

Comparison of Years Ended December 31, 1997 and 1996


    General. Net earnings for the year ended December 31, 1997 were $109,506 or $.06 per basic and diluted share compared to a net loss $(342,295) or $(.22) per basic and diluted share for the year ended December 31, 1996. This improvement in net operating results was primarily due to an increase in net interest income and noninterest income, partially offset by an increase in noninterest expenses, all resulting from growth of Citizens Bank.

    Interest Income and Expense.  Interest income increased by $1.8 million from
      $.7 million for the year ended  December  31, 1996 to $2.5 million for the year ended December 31, 1997. Interest income on loans increased $1.6 million due an increase in the average loan portfolio balance, as well as an increase in the weighted-average yield earned on loans in 1998. Interest on securities increased $22,000 due to an increase in the average securities balance in 1997, as well as an increase in the average yield from 5.78% in 1996 to 6.01% in 1997. Interest on other interest-earning assets increased $170,000 primarily due to an increase in the average balance of other interest-earning assets in 1997.

      Interest expense increased to $1.2 million in 1997 compared to $.3 million in 1996. Interest expense increased due to an increase in the average deposits as well as an increase in the weighted-average rate paid on deposits for the year ended December 31, 1997 compared to 1996.

    Provision for Loan Losses. The provision for loan losses was charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by the Company, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to market areas, and other factors related to the collectibility of the Company's loan portfolio. Management believes that the allowance for loan losses of $298,000 is adequate at December 31, 1997.

    Noninterest Income. Noninterest income increased from $70,000 in 1996 to $273,000 in 1997 primarily because of gains from the sale of loans of $68,000 in 1997 with no corresponding amount in 1996 and increased service charges and fees in 1997 compared to 1996.

    Noninterest Expense. Total noninterest expense increased $345,000 for the year ended December 31, 1997 compared to 1996, primarily due to increases in employee compensation and benefits of $310,000 due to additional employees. All other operating expenses increased primarily due to the overall growth of the Company.

    Income Taxes. The income tax provision was $66,000 for 1997 compared to a credit of $(191,000) for 1996. The effective tax rates were 37.6% and 35.8% for 1997 and 1996, respectively.

                     Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

                         Future Accounting Requirements

Financial Accounting Standards 133 - Accounting for Derivative Investments and Hedging Activities requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt this Statement January 1, 2000. This Statement is not expected to have a material impact on the Company.

                           Selected Quarterly Results

Selected quarterly results of operations for the four quarters ended December 31 are as follows (in thousands, except share amounts:

                                                   1998                                          1997
                                ----------------------------------------       ---------------------------------------
                                 Fourth     Third      Second     First         Fourth     Third      Second   First
                                Quarter     Quarter   Quarter    Quarter       Quarter    Quarter    Quarter   Quarter
                                -------     -------   -------    -------       -------    -------    -------   -------

Interest income............      $ 982      1,142      1,075        931          804        696        589       434
Interest expense...........        484        528        534        464          380        345        264       218
Net interest income                498        614        541        467          424        351        325       216
Provision for loan
   losses..................         54         37         15         56           15         36         42        60
Earnings before
   income taxes............         61        165        105         39           79         57         30         9
Net earnings...............          9        103         70         24           51         34         19         6
Basic earnings per
   common share (1)                  -        .03        .04        .01          .03        .02        .02       .01
Diluted earnings per
   common share (1)                  -        .03        .03        .01          .03        .02        .02       .01
Cash dividends declared
   per common share                  -         -          -            -          -          -         -          -


----------------------

(1) All per share information presented reflects the 1998 stock dividend and the 1997 stock split.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                                                                At December 31,
                                                                                                ---------------
                                                                                            1998              1997
                                                                                            ----              ----
    Assets

Cash and due from banks.............................................................. $   5,481,992         3,153,577
Federal funds sold and securities purchased under agreements to resell...............    19,181,095         9,057,000
                                                                                         ----------        ----------

              Cash and cash equivalents..............................................    24,663,087        12,210,577

Securities held to maturity..........................................................     8,499,968         2,498,614
Restricted securities, Federal Home Loan Bank stock, at cost                                127,100              -
Loans, net of allowance for loan losses of $453,211 and $298,000.....................    44,932,943        26,420,149
Premises and equipment, net..........................................................     3,549,924         2,845,997
Accrued interest receivable and other assets.........................................       453,104           308,152
Deferred income taxes................................................................          -              138,043
                                                                                     ----------------    ------------

              Total assets...........................................................  $ 82,226,126        44,421,532
                                                                                         ==========        ==========

    Liabilities and Stockholders' Equity

Liabilities:
    Demand deposits..................................................................     6,365,180         3,153,135
    Savings and NOW deposits.........................................................    33,307,881        16,300,813
    Money-market deposits............................................................     4,010,998         1,302,296
    Time deposits....................................................................    20,306,399        16,182,123
                                                                                         ----------        ----------

              Total deposits.........................................................    63,990,458        36,938,367

    Official checks..................................................................       697,458           473,521
    Deferred income taxes............................................................        19,850            -
    Accrued interest payable and other liabilities...................................       293,832           238,886
                                                                                        -----------      ------------

              Total liabilities......................................................    65,001,598        37,650,774
                                                                                         ----------        ----------

Commitments and contingency (Note 6 and 14)

Stockholders' Equity:
    Preferred stock, $.01 value; 2,000,000 shares authorized,
         none issued or outstanding..................................................        -                 -
    Common stock, $.01 par value; 8,000,000 shares authorized,
         3,455,039 and 1,571,624 shares issued and outstanding.......................        34,550            15,716
    Additional paid-in capital.......................................................    19,158,862         7,010,515
    Accumulated deficit..............................................................    (1,968,884)         (255,473)
                                                                                         ----------       -----------

              Total stockholders' equity.............................................    17,224,528         6,770,758
                                                                                         ----------        ----------

              Total liabilities and stockholders' equity.............................  $ 82,226,126        44,421,532
                                                                                         ==========        ==========



See Accompanying Notes to Consolidated Financial Statements.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Operations

                                                                                     Year Ended December 31,
                                                                              1998           1997              1996
                                                                              ----           ----              ----
Interest income:
   Loans...............................................................  $ 2,943,598       1,913,828          322,538
   Securities..........................................................      476,060         140,545          118,531
   Other interest-earning assets.......................................      709,403         468,404          298,727
                                                                          ----------      ----------          -------

         Total interest income.........................................    4,129,061       2,522,777          739,796
                                                                           ---------       ---------          -------

Interest expense:
   Deposits............................................................    2,009,177       1,197,823          276,691
   Other...............................................................        -               9,573            6,182
                                                                           ---------       ---------         --------

         Total interest expense........................................    2,009,177       1,207,396          282,873
                                                                           ---------       ---------          -------

Net interest income....................................................    2,119,884       1,315,381          456,923

Provision for loan losses..............................................      161,711         153,000          145,000
                                                                           ---------      ----------          -------

         Net interest income after provision for loan losses...........    1,958,173       1,162,381          311,923
                                                                           ---------       ---------          -------

Noninterest income:
   Gain on sale of loans...............................................        -              68,476             -
   Service charges and fees............................................      280,970         176,974           57,412
   Other...............................................................       60,427          27,652           12,297
                                                                            --------         -------           ------

         Total noninterest income......................................      341,397         273,102           69,709
                                                                          ----------       ---------          -------

Noninterest expenses:
   Compensation and  benefits..........................................      899,761         641,693          332,124
   Occupancy and equipment.............................................      330,474         167,755          153,548
   Advertising.........................................................      104,710          31,917           20,491
   Organizational expenses.............................................       -               -               100,079
   Professional fees...................................................       42,347          18,108           35,257
   Office supplies.....................................................       68,767          30,120           68,982
   Data processing.....................................................       77,744          62,195           33,765
   Other...............................................................      412,020         308,232          170,681
                                                                             -------         -------          -------

         Total noninterest expenses....................................    1,935,823       1,260,020          914,927
                                                                           ---------       ---------          -------

Earnings (loss) before income taxes (benefit)..........................      363,747         175,463         (533,295)

         Income taxes (benefit)........................................      157,893          65,957         (191,000)
                                                                          ----------      ----------          -------

Net earnings (loss)....................................................  $   205,854         109,506         (342,295)
                                                                           =========       =========          =======

Earnings (loss) per share:

         Basic.........................................................$         .08             .06             (.22)
                                                                         ===========     ===========       ==========

         Diluted.......................................................$         .08             .06             (.22)
                                                                         ===========     ===========       ==========

See Accompanying Notes to Consolidated Financial Statements.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

           Consolidated Statements of Changes in Stockholders' Equity

                  Years Ended December 31, 1998, 1997 and 1996


                                                                  Common Stock
                                                                  ------------
                                                               Number                Additional                         Total
                                               Preferred        of                     Paid-In      Accumulated     Stockholders'
                                                 Stock         Shares      Amount      Capital       Deficit           Equity
                                                 -----         ------      ------      -------       -------           ------
Balance at December 31, 1995...............    $ 21,000        -             -           -            (22,684)          (1,684)

Redemption of 210 shares of
     preferred stock.......................     (21,000)       -             -           -               -             (21,000)

Issuance of shares of common stock
     $9.00 per share ......................        -          707,610       7,076     6,322,086          -           6,329,162

Net loss...................................        -           -             -           -           (342,295)        (342,295)
                                              --------- -------------   -----------  ----------     ---------       ----------

Balance at December 31, 1996...............        -          707,610       7,076     6,322,086      (364,979)       5,964,183

Issuance of shares of common stock at
     $9.00.................................        -           77,452         774       689,545          -             690,319

Two-for-one stock split on
     December 15, 1997.....................        -          785,062       7,851        (7,851)         -                -

Issuance of common stock at $4.50                  -          1,500            15         6,735          -               6,750

Net earnings...............................        -             -           -             -          109,506          109,506
                                             ---------- -------------    ----------------------    ----------       ----------

Balance at December 31, 1997...............        -        1,571,624      15,716     7,010,515      (255,473)       6,770,758

Sale of shares of common stock at
     $7.50 per share ......................        -        1,000,000      10,000     7,413,256          -           7,423,256

Issuance of shares of common
     stock to holders of warrants                  -          625,513       6,255     2,808,553          -           2,814,808

Stock options exercised....................        -            2,000          20         9,832          -               9,852

Stock dividend.............................        -          255,902       2,559     1,916,706    (1,919,265)           -

Net earnings...............................        -             -           -             -          205,854          205,854
                                            ----------- -------------   -----------------------    ----------      -----------

Balance at December 31, 1998...............$       -        3,455,039      34,550    19,158,862    (1,968,884)      17,224,528
                                             ===========    =========      ======    ==========     =========       ==========


See Accompanying Notes to Consolidated Financial Statements.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows


                                                                                     Year Ended December 31,
                                                                              1998             1997           1996
                                                                              ----             ----           ----
Cash flows from operating activities:
    Net earnings (loss)..................................................$    205,854         109,506      (342,295)
    Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
        Depreciation.....................................................     191,670          82,818        73,610
        Provision for loan losses........................................     161,711         153,000       145,000
        Provision (credit) for deferred income taxes.....................     157,893          65,957      (191,000)
        Amortization of loan fees, premiums and discounts................    (103,785)       (148,005)      (19,340)
        (Increase) decrease in accrued interest receivable and
           other assets..................................................    (144,952)       (175,746)       14,592
        Loans originated for sale........................................    (565,000)     (4,687,283)         -
        Proceeds from sale of loans originated for sale                       565,000       4,755,759          -
        Gain on sale of loans............................................        -            (68,476)         -
        Increase in accrued interest payable and other liabilities.......      54,946         165,352        24,503
                                                                             --------      ----------       -------

               Net cash provided by (used in) operating activities.......     523,337         252,882      (294,930)
                                                                              -------      -----------     ---------

Cash flows from investing activities:
    Purchases of securities held to maturity............................. (13,499,095)     (1,750,000)   (5,220,309)
    Purchase of Federal Home Loan Bank stock.............................    (127,100)         -               -
    Maturities of securities held to maturity............................   7,500,000       1,500,000     3,000,000
    Net increase in loans................................................ (18,572,979)    (14,317,557)  (12,261,552)
    Purchase of premises and equipment...................................    (895,597)       (635,675)   (1,163,961)
                                                                          -----------     -----------      ----------

               Net cash used in investing activities..................... (25,594,771)    (15,203,232)  (15,645,822)
                                                                           ----------      ----------    ----------

Cash flows from financing activities:
    Net increase in demand, savings, NOW and money-market
        deposits.........................................................  22,927,815       9,301,625      11,454,619
    Net increase in time deposits........................................   4,124,276       9,751,638       6,430,485
    Net increase (decrease) in official checks...........................     223,937        (106,182)        579,703
    Repayment of advances from organizers................................      -               -             (239,000)
    Redemption of preferred stock........................................      -               -              (21,000)
    Sales of common stock................................................  10,247,916         697,069       6,329,162
    Repayment of mortgage payable........................................         -          (525,000)       (593,806)
                                                                         ---------------  -----------     -----------

               Net cash provided by financing activities................   37,523,944      19,119,150      23,940,163
                                                                           ----------      ----------      ----------

Net increase in cash and cash equivalents................................  12,452,510       4,168,800       7,999,411

Cash and cash equivalents at beginning of year...........................  12,210,577       8,041,777          42,366
                                                                           ----------      ----------    ------------

Cash and cash equivalents at end of year.................................$ 24,663,087      12,210,577       8,041,777
                                                                           ==========      ==========      ==========

Supplemental disclosure of cash flow information:
     Cash paid during the year for:
        Interest.........................................................$  1,952,818       1,093,507         233,273
                                                                           ==========      ==========      ==========

        Income taxes.....................................................$          -            -            -
                                                                           =============== ==========      ===========

    Noncash transactions-
        Issuance of mortgage payable for acquisition of property.........$          -            -            525,000
                                                                           =============== ==========      ===========

See Accompanying Notes to Consolidated Financial Statements.

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

       December 31, 1998 and 1997 and for each the Years In the Three-Year
                         Period Ended December 31, 1998


(1)  Summary of Significant Accounting Policies

    Organization. Citizens Community Bancorp, Inc. ("Citizens") was incorporated on May 24, 1995. Citizens owns 100% of the outstanding common stock of Citizens Community Bank of Florida ("Citizens Bank") Citizens Financial Corp. ("Citizens Financial") and Citizens Mortgage Corporation (currently inactive). Citizens was organized simultaneously with Citizens Bank and its primary business is the ownership and operation of Citizens Bank and Citizens Financial. Citizens Bank is a Florida state-chartered commercial bank and its deposits are insured by the Federal Deposit Insurance Corporation. Citizens Bank opened for business on March 8, 1996 and provides community banking services to businesses and individuals predominantly in Collier County, Florida. Collectively the entities are referred to as the "Company." The Company operates predominantly in one reportable industry segment: banking.

    Basis of Presentation. The accompanying consolidated financial statements of the Company include the accounts of Citizens, Citizens Bank and Citizens Financial. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting practices of the Company conform to generally accepted accounting principles and to general practices within the banking industry.

    Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Securities Held to Maturity. United States government treasury and agency securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

    Loans Held for Sale. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. At December 31, 1998 and 1997, there were no loans held for sale.

    Loans  Receivable.  Loans  receivable  that  management  has the  intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

        Loan  origination  fees  and  certain  direct   origination   costs  are
        capitalized and recognized as an adjustment of the yield of the related loan.

        The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(1)  Summary of Significant Accounting Policies, Continued
    Loans Receivable,  Continued.  The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

    Premises  and  Equipment.  Premises  and  equipment  are stated at cost less
    accumulated   depreciation.   Depreciation   expense  is   computed  on  the
    straight-line basis over the estimated useful life of each type of asset.

    Stock-Based  Compensation.  Statement of Financial  Accounting Standards No.
        123, "Accounting for Stock-Based Compensation" ("Statement 123") establishes a "fair value" based method of accounting for stock-based compensation plans and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). The Company has elected to follow Opinion 25 and related interpretations in accounting for its employee stock options. Statement 123 requires the disclosure of proforma net earnings and earnings per share determined as if the Company accounted for its employee stock options under the fair value method of that Statement.

    Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

    Off-Balance-Sheet  Instruments.  In the  ordinary  course of  business,  the
        Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

    Advertising.  The Company expenses all media advertising as incurred.

    FairValues of Financial Instruments. The following methods and assumptions were used by the Company in estimating fair values of financial instruments disclosed herein:

        Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

        Securities Held to Maturity. Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(1)  Summary of Significant Accounting Policies, Continued
    Fair Values of Financial Instruments, Continued.
        Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

        Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on these accounts to a schedule of aggregated expected monthly maturities on time deposits.

        Accrued Interest. The carrying amounts of accrued interest approximate their fair values.

        Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

    Earnings Per Share. Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method.

    Future  Accounting  Requirements.   Financial  Accounting  Standards  133  -
        Accounting for Derivative Investments and Hedging Activities requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company will be required to adopt this Statement effective January 1, 2000. Management does not anticipate that this Statement will have a material impact on the Company.

(2)  Securities Held to Maturity
    Securities have been classified as held to maturity, in accordance with management's intent. The carrying amount of securities and their approximate fair values are as follows:

                                                     Amortized         Unrealized          Unrealized          Fair
                                                         Cost            Gains               Losses            Value
                                                         ----            -----               ------            -----
         December 31, 1998:
              U.S. Government agencies.........     $ 8,499,968             2,565             -               8,502,533
                                                                        =========             =====           =========

         December 31, 1997:
              U.S. Treasuries..................         249,786                56              -                249,842
              U.S. Government agencies.........       2,248,828               -               (1,410)         2,247,418
                                                                        ---------         ----------          ---------

                                                    $ 2,498,614                56             (1,410)         2,497,260
                                                      =========          ========             =====           =========

    There were no sales of securities in 1998, 1997 or 1996.
                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(2)  Securities Held to Maturity, Continued
    The scheduled maturities of securities at December 31, 1998 are as follows:

                                                                                              Amortized        Fair
                                                                                               Cost            Value
                                                                                               ----            -----

              Due in one or less.......................................................... $      -              -
              Due after one through five years.............................................   8,499,968      8,502,533
                                                                                              ---------      ---------

                                                                                            $ 8,499,968      8,502,533
                                                                                              =========      =========

(3)  Loans
    The components of loans are as follows:

                                                                                                 At December 31,
                                                                                                 ---------------
                                                                                             1998              1997
                                                                                             ----              ----

              Commercial real estate....................................................   $ 21,820,359     9,422,955
              Residential real estate...................................................     14,570,558     7,260,686
              Commercial................................................................      4,993,954     7,710,001
              Consumer..................................................................      3,827,444     2,261,622
                                                                                             ----------    ----------

                                                                                             45,212,315    26,655,264

              Add (Subtract):
                Deferred costs (fees), net..............................................        173,839        62,885
                Allowance for loan losses...............................................       (453,211)     (298,000)
                                                                                            -----------   -----------

              Loans, net................................................................   $ 44,932,943    26,420,149
                                                                                             ==========      ==========

    An analysis of the change in the allowance for loan losses follows:

                                                                                      Year Ended December 31,
                                                                                      -----------------------
                                                                                1998            1997             1996
                                                                                ----            ----             ----

              Beginning balance..............................................  $ 298,000        145,000          -
              Loans charged-off..............................................     (6,500)         -              -
              Provision for loan losses......................................    161,711        153,000       145,000
                                                                                 -------        -------       -------

                                                                               $ 453,211        298,000       145,000
                                                                                 =======        =======       =======

    The Company had no impaired loans in 1998, 1997 or 1996.

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(4)  Premises and Equipment
    A summary of premises and equipment follows:


                                                                                               At December 31,
                                                                                               ---------------
                                                                                            1998             1997
                                                                                            ----             ----
              Land..................................................................    $   931,056           931,056
              Bank premises.........................................................      2,092,525         1,581,383
              Furniture, fixtures and equipment.....................................        807,727           442,775
                                                                                         ----------         ---------

                  Total, at cost....................................................      3,831,308         2,955,214

                  Less accumulated depreciation.....................................        281,384           109,217
                                                                                         ----------        ----------

                  Premises and equipment, net.......................................    $ 3,549,924         2,845,997
                                                                                          =========         =========

(5)  Deposits
    The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $5,442,000 and $4,019,000 at December 31,
         1997 and 1996, respectively.

    A schedule of maturities of certificates of deposit follows:

              Year Ending
              December 31,                                                                 Amount
              ------------                                                                 ------
                  1999..............................................................   $ 13,588,264
                  2000..............................................................      5,423,757
                  2001..............................................................      1,090,695
                  2002..............................................................         -
                  2003 and thereafter...............................................        203,683
                                                                                       ------------
                                                                                       $ 20,306,399
                                                                                       ============
                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(6) Financial Instruments
    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and may involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

    The estimated fair values of the financial instruments were as follows (in thousands):

                                                                  At December 31, 1998         At December 31, 1997
                                                                  --------------------         --------------------
                                                                 Carrying        Fair         Carrying           Fair
                                                                  Amount         Value          Amount           Value
                                                                  ------         -----          ------           -----
         Financial assets:
              Cash and cash equivalents.....................     $ 24,663         24,663         12,211         12,211

              Securities held to maturity...................        8,500          8,503          2,499          2,497

              Loans receivable..............................       44,933         45,353         26,420         26,681

              Accrued interest receivable...................          351            351            220            220

         Financial liabilities:

              Deposit liabilities...........................       63,990         64,252         36,938         37,053

    A summary of the amounts of the Company's financial instruments, which approximates market value with off-balance sheet risk at December 31, 1998 follows (in thousands):

              Unfunded loan commitments at variable rates.............................      $ 9,110
                                                                                              =====

              Available lines of credit...............................................      $ 6,703
                                                                                              =====

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(7)  Credit Risk
    The Company grants the majority of its loans to borrowers throughout Collier County, Florida. Although the Company has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the economy in Collier County, Florida.

(8)  Income Taxes
    The income tax provision consisted of the following:

                                                                                        Year Ended December 31,
                                                                                        -----------------------
                                                                                    1998           1997        1996
                                                                                    ----           ----        ----
              Deferred:
                  Federal.........................................................$ 134,815        56,317     (163,000)
                  State...........................................................  23,078          9,640      (28,000)
                                                                                   -------         ------      -------

                     Total deferred provision (credit)............................$ 157,893        65,957     (191,000)
                                                                                    =======        ======      =======

    The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

                                                              1998                 1997                   1996
                                                        ------------------------------------------------------------
                                                                    % of                 % of                 % of
                                                                   Pretax                Pretax               Pretax
                                                        Amount   Earnings      Amount  Earnings       Amount    Loss
                                                        ------   --------      ------  --------       ------    ----
         Income tax expense (benefit) at statutory
              Federal income tax rate............    $ 123,674      34.0%    $ 59,657    34.0%     $(181,320)  (34.0)%
         Increase (decreases) resulting from:
              State taxes, net of federal tax
                  benefit........................       15,231       4.2        6,362     3.6        (18,480)   (3.4)
              Other..............................       18,988       5.2          (62)    -            8,800     1.6
                                                       -------      ----     --------  ------      ---------   -----

                                                     $ 157,893      43.4%    $ 65,957    37.6%     $(191,000) (35.8%)
                                                       =======      ====       ======    ====        =======   ====

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(8)  Income Taxes, Continued
    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below.

                                                                                                At December 31,
                                                                                             1998            1997
                                                                                             ----            ----
              Deferred tax assets:
                  Allowance for loan losses...........................................    $  58,867          -
                  Contributions.......................................................        2,111           1,451
                  Net operating loss carryforward.....................................        -             154,500
                  Organization and start-up costs.....................................       23,536          33,753
                                                                                            -------         -------

                    Total deferred tax asset..........................................       84,514         189,704
                                                                                            -------         -------

              Deferred tax liabilities:
                  Depreciation........................................................       46,117          25,522
                  Accrual to cash adjustment..........................................       58,247          24,154
                  Allowance for loan losses...........................................       -                1,985
                                                                                         ----------         -------

                    Total deferred tax liabilities....................................      104,364          51,661
                                                                                            -------         -------

                    Net deferred income tax asset (liability).........................    $ (19,850)        138,043
                                                                                            =======         =======

(9)  Stock Options
    The Company has established two Stock Option plans, one for directors and one for officers and employees. A total of 459,000 shares of common stock has been reserved for the plans. At December 31, 1998, 92,159 shares remain available for grant.

                                                                                  Range
                                                                                 of Per     Weighted-
                                                                      Number      Share      Average      Aggregate
                                                                      of          Option    Per Share      Option
                                                                      Shares     Price        Price        Price
                                                                      ------     -----        -----        -----
              Outstanding at December 31, 1995....................      -     $      -         -              -
              Options granted.....................................    55,080         4.17      4.17         229,684
                                                                    --------                              ---------

              Outstanding at December 31, 1996....................    55,080         4.17      4.17         229,684
              Options granted.....................................   135,000    4.17-5.56      4.80         648,090
              Options terminated..................................   (13,600)        4.17      4.17         (56,700)
              Options exercised...................................    (8,640)        4.17      4.17         (36,000)
                                                                     -------                              ---------

              Outstanding at December 31, 1997....................   167,840    4.17-5.56      4.68         785,074
              Options granted.....................................   268,812    6.48-9.25      7.56       2,033,513
              Options terminated..................................   (67,651)   4.67-9.26      5.46        (369,576)
              Options exercised...................................    (2,160)   4.67-5.21      4.59          (9,920)
                                                                    --------                            -----------

              Outstanding at December 31, 1998....................   366,841  $ 4.17-9.26      6.65       2,439,091
                                                                     =======    =========      ====       =========

    The weighted-average remaining contractual life of the outstanding stock options at December 31, 1998 and 1997 was 100 months and 114 months, respectively.

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(9)  Stock Options, Continued
    These options are exercisable as follows:

               Year Ending

                     1999.........................................   133,079
                     2000.........................................    81,227
                     2001.........................................    62,327
                     2002.........................................    57,477
                     2003.........................................    32,731
                                                                     -------

                                                                     366,841
                                                                     =======

    FASB Statement 123 requires proforma information regarding net earnings and earnings per share. This proforma information has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement and is as follows:

                                                                                      Year Ended December 31,
                                                                                      -----------------------
                                                                                  1998          1997         1996
                                                                                  ----          ----         ----

               Net earnings (loss):
                     As reported................................................$ 205,854     109,506      (342,295)
                                                                                  =======     =======       =======

                     Proforma...................................................$ 106,098      97,605      (342,295)
                                                                                  =======     =======       =======

               Basic earnings (loss) per share:
                     As reported................................................$         .08       .06        (.22)
                                                                                  =====================  ==========

                     Proforma ..................................................$         .04       .06        (.22)
                                                                                  =====================  ==========

               Diluted earnings (loss) per share:
                     As reported................................................$        .08       .06         (.22)
                                                                                  ====================   ==========

                     Proforma...................................................$        .04       .06         (.22)
                                                                                  ====================   ==========

    The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions:

                                                                                         Year Ended December 31,
                                                                                    1998         1997          1996
                                                                                    ----         ----          ----
               Risk-free interest rate...........................................      5%           6%            6%
               Dividend yield....................................................     - %        -   %           - %
               Expected life in years............................................     10           10            10

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(10)  Earnings Per Share ("EPS")
    Thefollowing is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.

                                                         For the Year Ended December 31,
                               ----------------------------------------------------------------------------------------------------
                                          1998                        1997                           1996
                               ----------------------------------------------------------------------------------------------------
                                        Weighted- Per                Weighted-   Per                 Weighted-  Per
                                         Average Share                Average   Share                Average   Share
                               Earnings  Shares  Amount    Earnings   Shares    Amount     Earnings  Shares    Amount
                               --------  ------  ------    --------   ------    ------     --------  ------    ------
     Basic EPS:
         Net earnings
          available to
          common
          stockholders...... $ 205,854 2,597,330 $ .08   $ 109,506  1,697,354   $ .06     $(342,295) 1,553,206  $(.22)
                                                  ====                            ===                             ===

     Effect of dilutive
       securities-
         Incremental shares
          from assumed
          exercise of
          options ..........              44,602                           -                               -
                                       ---------                  ---------------                  ---------

     Diluted EPS:
         Net earnings
          available to
          common
          stockholders
          and assumed
          conversions....... $ 205,854 2,641,932 $ .08   $ 109,506  1,697,354   $ .06     $(342,295) 1,553,206  $(.22)
                               ======= =========   ===     =======  =========     ===       ======= =========     ===

(11)  Stockholders' Equity
     The Board of Directors approved the split of the Company's common shares on a two-for-one basis effective December 15, 1997 and to pay an 8% stock dividend to stockholders of record on December 31, 1998. The stock was issued on January 19, 1999. All share amounts reflect this split and stock dividend.

     Citizens Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1998, Citizens Bank had no amounts available for dividends.

     During 1998, the Company sold 1,000,000 shares of common stock for an aggregate of $7,500,000. The Company incurred $76,744 of expenses as related to the sale of stock, which were deducted from the proceeds received.

     During 1996, the Company sold 707,610 shares of common stock for an aggregate of $6,368,490. The Company incurred $39,328 in offering expenses relating to their public offering of the common stock and warrants which were deducted from the proceeds received. During the initial offering period, shares were offered in units with a unit consisting of one share of common stock and one warrant. Each warrant entitles the holder thereof to purchase one share of additional common stock for $4.17 per share during the 24 month period ending June 16, 1998. There were 723,600 warrants issued and, as of December 31, 1998, all warrants had been exercised or expired.

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(12) Profit Sharing Plan
     During 1998,  the Company began  sponsoring a Section 401(k) profit sharing plan. The profit sharing plan is available to all employees electing to participate after meeting certain age and length of service requirements. Expense related to the Company's contributions to the profit sharing plan included in the accompanying's consolidated statements of earnings was approximately $3,000 for the year ended December 31, 1998.

(13) Regulatory Matters
     Citizens and  Citizens  Bank are  subject  to  various  regulatory  capital requirements administered by various regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Citizens Bank must meet specific capital guidelines that involve quantitative measures of Citizens Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Citizens Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require Citizens Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk- weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company meets all capital adequacy requirements to which it is subject.

     As of December 31, 1998, the most recent notification from the regulatory authorities categorized Citizens Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized Citizens Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Citizens Bank's categorization. Citizens Bank's actual capital amounts and percentages are also presented in the table (dollars in thousands).

                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                      Minimum                   the Provisions
                                                                     For Capital                 of Prompt and
                                               Actual             Adequacy Purposes:           Corrective Action
                                               ------             ------------------           -----------------
                                       Amount            %        Amount           %          Amount            %
                                       ------            -        ------           -          ------            -
     As of December 31, 1998:
         Total Capital (to Risk-
         Weighted Assets)..........   $ 6,808          15.34%    $ 3,551          8.00%      $ 4,439          10.00%
         Tier I Capital (to Risk-
         Weighted Assets)..........     6,375          14.36       1,776          4.00         2,663           6.00
         Tier I Capital
         (to Average Assets).......     6,375          10.36       2,461          4.00         3,077           5.00

     As of December 31, 1997:
         Total Capital (to Risk-
         Weighted Assets)..........   $ 4,643          17.67%    $ 2,102          8.00%      $ 2,627          10.00%
         Tier I Capital (to Risk-
         Weighted Assets)..........     4,354          16.57       1,051          4.00         1,576           6.00
         Tier I Capital
         (to Average Assets).......     4,354          10.67       1,633          4.00         2,041           5.00

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(13) Parent  Company  Only  Financial  Information   Citizens's   unconsolidated
     financial information is as follows:


                            Condensed Balance Sheets
                                 (In thousands)
                                                                                                     At December 31,
                                                                                                     ---------------
                                                                                                    1998         1997
                                                                                                    ----         ----
                  Assets
              Cash.............................................................................  $    131          271
              Securities purchased under agreements to resell..................................     8,705         -
              Loans receivable.................................................................     2,036        1,261
              Investment in subsidiaries.......................................................     6,456        4,458
              Premises and equipment, net......................................................      -             785
              Other assets.....................................................................        12         -
                                                                                                  -------     -----

                  Total assets.................................................................  $ 17,340        6,775
                                                                                                   ======        =====

                  Liabilities and Stockholders' Equity

              Liabilities......................................................................       115            4
              Stockholders' equity.............................................................    17,225        6,771
                                                                                                   ------        -----

                  Total liabilities and stockholders' equity...................................  $ 17,340        6,775
                                                                                                   ======        =====


                       Condensed Statements of Operations
                                 (In thousands)

                                                                                             Year Ended December 31,
                                                                                          1998        1997        1996
                                                                                          ----        ----        ----

              Revenues..............................................................      $ 416        162          69
              Expenses..............................................................       (106)      (138)        (78)
                                                                                            ---        ---         ---

                  Income (loss) before income (loss) of subsidiaries
                    and income taxes................................................        310         24          (9)
                  Income (loss) of subsidiaries.....................................         11         94        (333)
                                                                                           ----       ----         ---

                  Income before income taxes........................................        321        118        (342)

                  Income taxes......................................................        115          8         -
                                                                                            ---       ----       ---

                  Net income (loss).................................................      $ 206        110        (342)
                                                                                            ===        ===         ===

                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(13)  Parent Company Only Financial Information, Continued


                       Condensed Statements of Cash Flows
                                 (In thousands)

                                                                                             Year Ended December 31,
                                                                                            1998      1997        1996
                                                                                            ----      ----        ----
         Cash flows from operating activities:
              Net earnings (loss).................................................... $     206        110        (342)
              Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
                  Equity in undistributed (earnings) loss of subsidiaries............        11        (94)        333
                  (Increase) decrease in other assets................................       (12)        23         137
                  Increase (decrease) in other liabilities...........................       111         (5)        (40)
                  Depreciation.......................................................        15         17           3
                                                                                       --------     ------    --------

                  Net cash provided by operating activities..........................       331         51          91
                                                                                        -------     ------     -------

         Cash flows from investing activities:
              Securities purchased under agreements to resell........................    (8,705)      -           -
              Purchase of property and equipment, net of transfer to subsidiary......      (467)       (48)        446
              Net increase in loans receivable.......................................      (775)      (600)       (661)
                                                                                         ------     ------     -------

                  Net cash (used in) provided by investing activities................    (9,947)      (648)       (215)
                                                                                          -----      ------     ------

         Cash flows from financing activities:
              Repayment of mortgage note payable.....................................      -          (525)       (594)
              Net proceeds from issuance of common stock.............................    10,248        697       6,329
              Retirement of preferred stock..........................................      -          -            (21)
              Repayment of advances from organizers..................................      -          -           (239)
              Investment in subsidiary...............................................      (772)      (617)     (4,080)
                                                                                         ------     ------       -----

                  Net cash provided by (used in) financing activities................     9,476       (445)      1,395
                                                                                         ------     -------     -----

         Net (decrease) increase in cash.............................................      (140)    (1,042)      1,271

         Cash and cash equivalents at beginning of the year..........................       271      1,313          42
                                                                                        -------      -----      ------

         Cash and cash equivalents at end of year....................................  $    131        271       1,313
                                                                                         ======      =====       =====

(14) Year 2000 Issues
    The Company is acutely aware of the many areas affected by the Year 2000 computer issue and has formed a Year 2000 committee that is charged with oversight of completing the Year 2000 project on a timely basis. Citizens Bank also has a Year 2000 committee which is actively involved in managing the Year 2000 computer challenges, following the guidance provided by its regulatory bodies and documented in the interagency statements issued by the Federal Financial Institutions Examination Council ("FFIEC"). Citizens Bank has a Year 2000 Technology Plan, approved by the Board of Directors, which includes multiple phases, tasks to be completed and target dates for completion. Issues addressed therein include awareness, assessment, renovation, validation, implementation, testing and contingency planning.


                                                                     (continued)

                CITIZENS COMMUNITY BANCORP, INC. AND SUBSIDIARIES

(14) Year 2000 Issues, Continued
    Citizens Community Bank routinely upgrades and purchases technology advanced software and hardware on a continual basis. All future purchases and upgrades will be Year 2000 compliant. Citizens has determined that the cost of making modifications to correct any Year 2000 issues will not substantially affect reported operating results.

    Citizens's main service  provider  considers the awareness phase of its Year
         2000 Project to be substantially complete from an internal standpoint. Their assessment phase of its Year 2000 Project is substantially complete for internal mission critical systems.

    The testing phase of Citizens's main service provider involves the testing of various internal and external mission critical systems. The service provider is into its testing phase of testing its internal and external mission critical systems and services with Year 2000 date information. The service provider plans to substantially complete testing of mission critical systems and services by June 30, 1999.

    Citizens also  recognizes the importance of determining if its borrowers are preparing  for the  Year  2000  problem  in a  timely  manner  to avoid deterioration of the loan portfolio solely due to this issue. Significant relationships have been identified and questionnaires have been completed to assess the inherent risks. Deposit customers have received statement stuffers and informational material in this regard. Citizens plans to be prepared on a one-on-one basis with significant borrowers who have been identified as having high Year 2000 risk exposure. Citizens stresses the importance of determining that its major depositors and borrowers are ready to face the Year 2000 problem in order to avoid difficulties surrounding the issue. Citizens plans to continue in its effects to be active in informing its customers of the Year 2000 issue.

    Citizens has developed a contingency plan relative to the Year 2000 issues which addresses a "worst case scenario." The plan covers various options for handling interruptions of the internal and external mission critical systems and services. Citizens, for example, has developed plans for meeting unusually high demands for cash generated by the publicity surrounding the Year 2000 issue. The Contingency Plan will be continuously monitored to incorporate and address various operational elements as needed. Furthermore, Citizens's contingency plan covers systems which can be handled manually on an interim basis. Should outside service providers not be able to provide compliant systems, Citizens will terminate those relationships and transfer to other vendors.

                          Independent Auditors' Report



Board of Directors
Citizens Community Bancorp, Inc.
Marco Island, Florida:

We have audited the accompanying consolidated balance sheets of Citizens Community Bancorp, Inc. and Subsidiaries (the "Company") at December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.





HACKER, JOHNSON, COHEN & GRIEB PA
Tampa, Florida
January 29, 1999

Corporate Information





             Corporate               650  East  Elkcam   Circle, Marco   Island,
            Headquarters             Florida 34145 (941) 389-1800



                                     The  Annual  Meeting  of the  Stockholders
               Annual                will be held at the Olde  Marco  Inn,  100
               Meeting               Palm Street,  Marco Island,  Florida 34145
                                     at 10:00 a.m., April 20, 1999.



                                     Citizens Community Bancorp, Inc. is subject
                                     to the  informational  requirements  of the
                                     Securities   Exchange   Act  of  1934,   as
                                     amended,   and,  in  accordance  therewith,
                                     files  electronically  with the  Securities
                                     and  Exchange   Commission   ("Commission")
              Available              through the  Commission's  Electronic  Data
            Information              Gathering Analysis and Retrieval  ("EDGAR")
                                     system, reports, proxy statements and other information which may also be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth
                                     Street,  N.W.,  Washington,  D.C. 20549 and
                                     3475 Lenox Road, N.E., Suite 1000, Atlanta,
                                     GA 30326-1232. Copies of such material may also be reviewed on the Commission's Web
                                     Site, http://www.sec.gov.

                                     Copies of Forms 10-KSB and 10-QSB, as filed
                                     with   the    Securities    and    Exchange
                                     Commission,   may  also  be   obtained   by
                                     stockholders,  without charge, upon written
                                     request  to Mr.  Gregory  E. Smith - Senior
                                     Vice  President/Chief   Financial  Officer,
                                     Citizens Community Bancorp,  Inc., 650 East
                                     Elkcam Circle, Marco Island, Florida 34145, telephone number (941) 389-1800 Extension 280.

           Transfer Agent            Registrar and Transfer Company
                and                  10 Commerce Drive
             Registrar               Cranford, NJ  07016
                                     (800) 368-5948

                                     Igler & Dougherty, P.A.
         Corporate Counsel           1501 Park Avenue East
                                     Tallahassee, Florida 32301
                                     (850) 878-2411

                                     Hacker, Johnson, Cohen & Grieb, P.A.
                                     Certified Public Accountants
            Independent              500 North Westshore Boulevard
              Auditors               Suite 1000
                                     Tampa, Florida 33609
                                     (813) 286-2424

                        Citizens Community Bancorp, Inc.

                      ------------------------------------


                              650 E. Elkcam Circle
                           Marco Island, Florida 34145
                                 (941) 389-1800
                                 www.ccbank.com


                  Reasons the community banks with us. . . . .

              * A locally-owned community bank * Decisions made on
              site * Personal service * Consistent customer-officer
            relationships * Courier services for commercial accounts
                            * Convenient office hours
                      * Interest-bearing checking accounts




                               Citizens Community
                                 Bank of Florida





                                          650 E. Elkcam Circle
Main Office                               Marco Island, Florida
                                          34145
                                          (941) 389-1800

Moorings                                  2375 Tamiami Trial
Branch                                    North
                                          Naples, Florida  34103
                                          (941) 430-1775

East Trail                                5101 Tamiami Trail
Branch                                    Naples, Florida  34113
                                          (941) 775-0748



                                                         Logo graphic
                                                           omitted





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